UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2024 Commission File Number: 001-36363
TCTM KIDS IT EDUCATION INC.
6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, People’s Republic of China Tel: +86 10 6213-5687
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

TCTM Announces Change to the Board of Directors and Board Committees

TCTM Kids IT Education Inc. (NASDAQ: TCTM) ("TCTM" or the "Company"), a leading provider of IT-focused supplementary STEM education services in China, today announced that Mr. Shengwen Rong, a former member of the Company’s Board of Directors (the “Board”) and respective committees of the Board (the “Board Committees”), resigned from his duties as a member of the Board and the Board Committees due to personal reasons, effective December 12, 2024. The resignation of Mr. Rong did not result from any dispute with the Board or the Company.

The Board has appointed each of Ms. Hongyu Zhang, Ms. Gaiyan Guo and Ms. Yan Meng as an independent director, and Mr. Wei Zheng as a director, effective December 12, 2024.

Ms. Hongyu Zhang has been serving as Director of Human Resources and Administration of the Gujia (Beijing) Technology Co., Ltd. since May 2018. She served as Human Resources Manager in the HR office of Beijing Haozai Technology Co., Ltd. from August 2016 to April 2018. Ms. Zhang joined HeYouBoMan Management Consulting (Beijing) Co., Ltd. in November 2013 as a project manager in Recruitment Dept. Ms. Zhang received her bachelor degree in computer science and technology from Huaihai Technology Institute and master degree in sociology from Renmin University of China.

Ms. Gaiyan Guo has been serving as Senior Financial Accountant of the Perfect World Co., Ltd since October 2021. She served as Accounting Supervisor in the financial department of Visual (China) Cultural Development Co., Ltd. from June 2020 to April 2021. Ms. Guo joined Beijing Mifenghuijin Technology Co., Ltd. in July 2016 and served as an accountant to May 2020. Ms. Guo has over eight years of accounting and finance experience. Ms. Guo received her bachelor degree in finance from Minzu University of China. She holds PRC CPA, Legal Professional Qualification Certificate, Certified Tax Agents and Intermediate Accountant Qualification.

Ms. Yan Meng joined Baihe Jiayuan Network Group Co., Ltd. in February 2023 and served as General Manager until January 2024. She served as City General Manager of Xinyang Technology Co., Ltd. from July 2020 to March 2022. Ms. Meng joined in Marriage and Love Department of Beijing Baihe Jiayuan Network Group Co., Ltd. in September 2012, and served as General Manager in Beijing Baihe Ailv International Tourism Co., Ltd., which is an affiliate of Baihe Jiayuan Group, and she also served as the Business Director in Baihe Jiayuan Group from December 2016 to December 2019. Ms. Meng received her bachelor degree in marketing from Dongbei University of Finance and Economics.

Mr. Wei Zheng has been serving as Vice Chairman and CIO of HC Securities (HK) Limited since 2021. And he served as CEO in Yiyi Tianshi Asset Management Co., Ltd. from 2015 to 2021. Mr. Zheng received his bachelor degree from Southeast University.

Mr. Shaoyun Han, chairman of the Board, commented on the changes: "We are grateful for Mr. Rong’s invaluable contributions over the years and wish them all the best in their future endeavors. At the same time, we are excited to welcome Mr. Wei Zheng, Ms. Hongyu Zhang, Ms. Gaiyan Guo and Ms. Yan Meng to our Board. Their diverse backgrounds and extensive experience will be critical as we continue to innovate and drive our strategic initiatives forward."

The Board also resolved to make certain adjustments to the Board Committees. Effective December 12, 2024, the audit committee of the Board consists of Ms. Gaiyan Guo, Mr. Jianguang Li and Ms. Yan Meng, and is chaired by Ms. Gaiyan Guo, the compensation committee consists of Mr. Jianguang Li, Ms. Gaiyan Guo and Ms. Yan Meng, and is chaired by Mr. Jianguang Li, and the nominating and corporate governance committee consists of Ms. Yan Meng, Ms. Gaiyan Guo and Mr. Jianguang Li, and is chaired by Ms. Yan Meng.

About TCTM Kids IT Education Inc.

TCTM is a leading provider of IT-focused supplementary STEM education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, TCTM offers IT-focused supplementary STEM education programs, including computer coding and robotics programming courses, etc., targeting students between three and eighteen years of age. Aiming to encourage “code to learn,” TCTM embraces the latest trends in STEM education and technology to develop children's logical thinking and learning abilities while allowing them to discover their interests and potential.

Safe Harbor Statement

This current report contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. TCTM may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about TCTM’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM Kids IT Education Inc.

	By:	/s/ Xiaobo Shao
	Name:	Xiaobo Shao
	Title:	Chief Financial Officer

Date: December 12, 2024